

SUPERCHARGING THE JOB HUNT



The Average Job Hunt:
too long, generic, & lacks feedback



5 months

200 applications

10 interviews



1 job offer...maybe



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Your all-in-one tool for a supercharged job hunt

One professional journey, one tool.

Join the Digital Transformation





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01 Application Tracking



Every job hunt starts with a job search.

Sizigi provides a search engine to look up, filter, and select the careers users are interested in pursuing.

Our best practices task list can be used as designed or customized to our user's likings. We'll move triggered job cards to the proper swimlanes, or users have the power to do everything themselves.



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02

Custom Job Pitches



Jobs aren't one-size-fits-all, so let's stop pretending that one resume should be submitted for every job.

Or that one page properly captures one's entire professional career.



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Custom Job Pitches

continued...

Sizigi allows users to tailor each job pitch to whichever position they're applying for by updating their intro video, relevant skills, and featuring content that properly pertains to each job opening.





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Actionable Analytics



And the secret sauce. Alerts that provide actionable analytics.

We provide data on how a user's profile, pitches, and individual pieces of content perform and provide actionable insights.

That's right. No more confusing "what do I do with this data" analytics. Sizigi provides straightforward data interpretation that prompts users to perform certain actions that increase their chances of getting hired.



Plans & Pricing

Get the power, control, and customization you need to supercharge your job search.

Students get 50% off

	Monthly ⬤ Annually	Free $0 USD Free For Life	Professional $8 USD/mo Get Started	Premium $16 USD/mo Get Hired
Job Search		✓	✓	✓
Public Profile		✓	✓	✓
Content Library		✓	✓	✓
Job Pitches		✓	✓	✓
Viewership Alerts		--	✓	✓
Analytics Dashboard		--	✓	✓
Application Tracker		10	25	Unlimited



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Go-to-Market

JOB SEARCH

-Job boards
-ATS
-Staffing agencies
-Companies

Partnerships

Direct

DIGITAL MARKETING

-Paid advertising
-Social media
-SEO
-Email marketing

HIGHER EDUCATION

-College career centers
-Higher learning programs

AMBASSADORS

-Referral program
-Online workshops



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Our partners include
job boards, companies, & colleges









Competitive Landscape

Digital Resume ↑

bulb
digital portfolios

Crash

PORTFOLIUM

in

huntr

Job Hunt Tool →



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Leadership Team



Tony Malz, CFA, MBA
Founder & CEO



Zachary Schenkler
Co-Founder & CTO



Alex Flores, MBA
Co-Founder & CMO

Seed Round: $1M

Investment:



15% funded

85% remaining

*$425K pre-seed round funded by Tony Malz

Allocation:



R&D

Sales & Marketing

Return on Investment



One Year

250K+

$100K+/mo

Community

Viewership Analytics

Profile

Analytics Dashboard

Application Tracker

Today

Job Pitch

5K+

$10K+/mo

Content Library

Users   Revenue   Technology

*This slide contains forward-looking projections that are not guaranteed.

Why now?

Generation Z is disrupting recruiting, hiring, managing, & beyond in the workplace.
Sizigi has created an industry-disrupting platform that aligns with this next generation of leaders!

Cultural fit

Virtual Interviewing



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